UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Permian Resources Corporation

(Exact name of registrant as specified in its charter)

Delaware	47-5381253
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

300 N. Marienfeld St., Suite 1000 Midland, Texas	79701
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A common stock, par value $0.0001 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable):

None

Securities to be registered pursuant to Section 12(g) of the Act:

None

EXPLANATORY NOTE

Permian Resources Corporation, a Delaware corporation (the “Registrant,” “we,” “us” or “our”), is filing this Form 8-A in connection with the transfer of the listing of its Class A common stock, par value $0.0001 per share (the “Class A common stock”), to the New York Stock Exchange, effective as of the close of trading on September 9, 2022.

Item 1. Description of Registrant’s Securities to be Registered.

The security to be registered hereby is the Class A common stock. The following summary of the material terms of the Class A common stock is not intended to be a complete summary of the rights and preferences of the Class A common stock and is subject to and qualified by reference to our fourth amended and restated certificate of incorporation (our “A&R Charter”), incorporated by reference as an exhibit to the Registrant’s Current Report on Form 8-K, filed on September 8, 2022, and our second amended and restated bylaws (our “Bylaws”), incorporated by reference as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2021, and applicable Delaware law, including the Delaware General Corporation Law (the “DGCL”). We urge you to read our A&R Charter and our Bylaws in their entirety for a complete description of the rights and preferences of the Class A common stock. Our A&R Charter authorizes the issuance of 1,000,000,000 shares of Class A common stock, 500,000,000 shares of Class C common stock, par value $0.0001 per share (the “Class C common stock” and, together with the Class A common stock, the “common stock”), and 1,000,000 shares of preferred stock, par value $0.0001 per share (“preferred stock”).

Common Stock

Class A common stock

Holders of the Class A common stock are entitled to one vote for each share held on all matters to be voted on by the Registrant’s stockholders. Holders of the Class A common stock and holders of the Class C common stock will vote together as a single class on all matters submitted to a vote of the Registrant’s stockholders, except as required by law. Unless specified in our A&R Charter (including any certificate of designation of preferred stock) or our Bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the Registrant’s shares of common stock that are voted is required to approve any such matter voted on by the Registrant’s stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Subject to the rights of the holders of any outstanding series of preferred stock, the holders of the Class A common stock are entitled to receive ratable dividends when, as and if declared by our board of directors out of funds legally available therefor.

In the event of a liquidation, dissolution or winding up of the Registrant, the holders of the Class A common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the Class A common stock. The holders of the Class A common stock have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the Class A common stock.

Class C common stock

Holders of the Class C common stock, together with holders of Class A common stock voting as a single class, have the right to vote on all matters properly submitted to a vote of the Registrant’s stockholders. In addition, the holders of Class C common stock, voting as a separate class, will be entitled to approve any amendment, alteration or repeal of any provision of our A&R Charter that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class C common stock. Holders of Class C common stock will not be entitled to any dividends from the Registrant and will not be entitled to receive any of the Registrant’s assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Registrant’s affairs.

Shares of Class C common stock may be issued only to the Permitted Class C Owners (as defined in our A&R Charter). A holder of Class C common stock may transfer shares of Class C common stock to any transferee (other than the Registrant) only if such holder also simultaneously transfers an equal number of such holder’s units representing common membership interests (“OpCo Common Units”) in Permian Resources Operating, LLC, a Delaware limited liability company (“OpCo”), to such transferee in compliance with the sixth amended and restated limited liability company agreement of OpCo. The Permitted Class C Owners generally have the right to cause OpCo to redeem all or a portion of their OpCo Common Units in exchange for shares of Class A common stock or, at OpCo’s option, an equivalent amount of cash. The Registrant may, however, at its option, effect a direct exchange of cash or Class A common stock for such OpCo Common Units in lieu of such a redemption by OpCo. Upon the future redemption or exchange of OpCo Common Units held by a Permitted Class C Owner, a corresponding number of shares of Class C common stock held by such Permitted Class C Owner will be canceled.

Anti-Takeover Effects of Delaware Law and our A&R Charter and Bylaws

We are subject to the provisions of Section 203 of the DGCL (“Section 203”). Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder unless:

•	prior to this time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Under our A&R Charter, our board of directors is classified into three classes of directors. As a result, in most circumstances, a person can gain control of our board of directors only by successfully engaging in a proxy contest at two or more annual meetings.

Except as required by the rules of the New York Stock Exchange, our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval (including a specified future issuance) and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Registrant by means of a proxy contest, tender offer, merger or otherwise.

Special Meeting of Stockholders

Our Bylaws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors, by our Chief Executive Officer or by our Chairman.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before its annual meeting of stockholders or from making nominations for directors at its annual meeting of stockholders.

Corporate Opportunity

Our A&R Charter provides that the doctrine of corporate opportunity, or any other analogous doctrine, will not apply with respect to the Registrant or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of our A&R Charter or in the future. In addition, our A&R Charter provides that the doctrine of corporate opportunity will not apply to any other corporate opportunity with respect to any of the directors or officers of the Registration unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of the Registrant and such opportunity is one the Registrant is legally and contractually permitted to undertake and would otherwise be reasonable for the Registrant to pursue.

Limitation of Liability

Our A&R Charter provides that a director of the Registrant will not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless such director violated his or her duty of loyalty to the Registrant or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director.

Indemnification

Our A&R Charter and Bylaws provide that, to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Registrant will indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Registrant or, while a director or officer of the Registrant, is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such person in connection with such proceeding.

Exclusive Forum

Our A&R Charter provides that, unless the Registrant consents in writing to the selection of an alternative forum, (i) the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Registrant, (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Registrant to the Registrant or the Registrant’s stockholders, (C) any action asserting a claim arising pursuant to any provision of the DGCL, our A&R Charter or our Bylaws or (D) any action asserting a claim against the Registrant that is governed by the internal affairs doctrine; and (ii) subject to the foregoing, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), including all causes of action asserted against any defendant to such complaint. In the event the Delaware Court of Chancery lacks subject matter jurisdiction, then the sole and exclusive forum for such action or proceeding shall be the federal district court for the District of Delaware.

Notwithstanding the foregoing, this provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As described above, our A&R Charter provides that the federal district courts of the United States of America will have exclusive jurisdiction over any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce this provision. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Registrant or the directors, officers, employees or agents of the Registrant, which may discourage such lawsuits against the Registrant and such persons.

Stockholder Action by Written Consent

Our A&R Charter provides that, except as otherwise provided for therein or relating to the rights of holders of preferred stock, any action required or permitted to be taken by the Registrant’s stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders; provided, however, that prior to the first date on which investment funds affiliated with Riverstone Energy Investments, Pearl Energy Investments and NGP Energy Capital and their respective successors and affiliates cease to collectively have beneficial ownership (directly or indirectly) of more than 50% of the outstanding shares of common stock, any action required or permitted to be taken by the Registrant’s stockholders that is approved in advance by our board of directors may be effected without a meeting, without prior notice and without a vote of stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of the outstanding shares of common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, in accordance with Section 228 of the DGCL.

Item 2. Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The New York Stock Exchange and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2022

PERMIAN RESOURCES CORPORATION

	By:	/s/ George S. Glyphis
	Name:	George S. Glyphis
	Title:	Executive Vice President and Chief Financial Officer